INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 23, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Bridgehampton Value Strategies Fund, Bernzott U.S. Small Cap Value Fund, and Capital Innovations Global Agri, Timber, Infrastructure Fund

This letter summarizes the comments provided by Chad Eskildsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 23, 2015, regarding Sarbanes Oxley Act review. Responses to all of the comments are included below:

Form N-CSRs

Bridgehampton Value Strategies Fund

1.	Change the status as “inactive” on EDGAR since this Fund is no longer a series of the Trust.

Response: The Registrant has made the requested update on EDGAR on July 14, 2015.

Bernzott U.S. Small Cap Value Fund May 31, 2014 Annual Report

2.	The Management’s Discussion of Fund Performance (“MDFP”) letter included in the annual report states that the Fund concentrate in a portfolio of “25 – 35 holdings” while the Fund’s Prospectus dated October 1, 2014 states that the Fund will generally hold between “20 – 30 positions”, the number of positions disclosed in the MDFP should be consistent with the Prospectus.

Response: The Registrant has implemented additional procedures to review and verify that the number of holdings discussed in the MDFP is consistent with those in the Fund’s Prospectus. In addition, the Registrant represents that the MDFP included in the Fund’s annual report dated May 31, 2015 states the “20 – 30” positions.

Capital Innovations Global Agri, Timber, Infrastructure Fund November 30, 2014 Annual Report

3.	The “Total Investments Cost” amount reported on the Schedule of Investments is different from the “Investment, at cost” amount reported on the Statement of Assets and Liabilities.

Response: The Registrant has filed an amended Form N-CSR with the corrected “Total Common Stocks Cost” and “Total Investments Cost” amounts on the Schedule of Investments.

4.	The Statements of Changes in Net Assets reported distributions from “return of capital”, confirm in the response letter that the Fund complied with Section 19(a) of the Investment Company Act of 1940.

Response: As the Fund can only determine the final sources of its distribution when the underlying investments disclose such information typically in January. The source of the return of capital distribution was determined in January when such information was made available from its underlying investments. The return of capital distribution was reported on the 2014 tax statement sent to shareholders.

5.	The Class A shares’ costs for Years 3, 5, and 10 shown under the “Expense Example” section of the Fund’s Prospectus dated April 1, 2015 are different from the costs calculated, which were $1,428, $2,149 and $4,045, respectively, using the expense rates reported in the Fund’s annual report.

Response: The Registrant has included a “supplement” to the Fund’s Prospectus and Summary Prospectus with the corrected Class A shares costs figures of $1,428, $2,149, and $4,045 for Years 3, 5, and 10, respectively. The “supplement” was filed via EDGAR on July 20, 2015.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360
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